

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Marc Hazout
Chief Executive Officer
Silver Dragon Resources Inc.
5160 Yonge Street, Suite 803
Toronto, Ontario, Canada M2N 6L9

> **Re:** **Silver Dragon Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-K/A1 for Fiscal Year Ended December 31, 2009**
> **Filed November 22, 2010**
> **File No. 000-29657**

Dear Mr. Hazout:

We have completed our review of your filings, and do not have any further comments at this time.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant